SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

Announcement  |  Lisbon  |  17 June 2013

Long Position

Portugal Telecom, SGPS S.A. (“PT”) informs that Credit Suisse Group AG now holds a long position corresponding to less than 2% of PT’s share capital and voting rights.

Such change is due to an additional lending of 1,192,082 PT ordinary shares, made on 6 June 2013.

Additionally, PT was informed that such long position corresponds to 17,305,990 ordinary shares representing 1.93% of PT’s share capital and corresponding voting rights. Such position is attributed as follows:

1.              Credit Suisse AG: 170,000 ordinary shares held, representing 0.02% of PT’s share capital and corresponding voting rights.

2.              Credit Suisse Funds AG: 348,222 ordinary shares held, representing 0.04% of PT’s share capital and corresponding voting rights.

3.              Credit Suisse Fund Management Company (Ireland) Limited: 218,044 ordinary shares held, representing 0.02% of PT’s share capital and corresponding voting rights.

4.              Credit Suisse Fund Management S.A.: 3,476 ordinary shares held, representing 0.00% of PT’s share capital and corresponding voting rights.

5.              Credit Suisse Securities (USA) LLC: 8,686 ordinary shares held, representing 0.001% of PT’s share capital and corresponding voting rights.

6.              Credit Suisse Life (Bermuda) Ltd: 120,850 ordinary shares held, representing 0.01% of PT’s share capital and corresponding voting rights.

7.              Credit Suisse Securities (Europe) Limited:  913,068 ordinary shares held, representing 0.10% of PT’s share capital and corresponding voting rights, and  15,493,144 ordinary shares, related to financial instruments, as detailed below:

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Financial instruments	Term	Nr. of Shares	% of share capital and voting rights
One Equity Swap - cash settled	18 June 2013	250,000	0.03%
One Equity Swap - cash settled	28 June 2013	62,800	0.01%
One Equity Swap - cash settled	22 April 2014	8,070,000	0.90%
One Equity Swap - cash settled	13 May 2014	134,100	0.01496%
One Equity Swap - cash settled	29 May 2014	624,464	0.07%
One Equity Swap - cash settled	4 June 2014	95,790	0.01%
One Equity Swap - cash settled	6 June 2014	575,174	0.06%
One Equity Swap - cash settled	5 August 2014	2,550	0.0003%
One Equity Swap - cash settled	8 September 2014	477,847	0.05%
One Equity Swap - cash settled	2 October 2014	1,582,210	0.18%
One Equity Swap - cash settled	13 October 2014	11,021	0.001%
One Equity Swap - cash settled	17 October 2014	800	0.0001%
One Equity Swap - cash settled	20 October 2014	700,000	0.08%
One Equity Swap - cash settled	17 November 2014	1,618,939	0.18%
One Equity Swap - cash settled	28 November 2014	97,888	0.01%
One Equity Swap - cash settled	2 October 2017	1,189,561	0.13%

8.              MultiConcept Fund Management S.A.: 30,500 ordinary shares held, representing 0.003% of PT’s share capital and corresponding voting rights.

The legal entity chain concerning this long position (starting with the highest level) is as follows: Credit Suisse Group AG, Credit Suisse AG, Credit Suisse Asset Management International Holding Ltd, Credit Suisse Funds AG, Credit Suisse Holding Europe (Luxembourg) S.A., Credit Suisse Fund Management S.A., MultiConcept Fund Management S.A., Credit Suisse Fund Management Company (Ireland) Limited, Credit Suisse Holdings (USA) Inc., Credit Suisse (USA) Inc., Credit Suisse Securities (USA) LLC, Credit Suisse Life (Bermuda) Ltd., Credit Suisse Investments (UK), Credit Suisse Investment Holdings (UK) and Credit Suisse Securities (Europe) Limited.

This statement is pursuant to the terms and for the purposes of article 2-A of the Portuguese Securities Market Commission Regulation nr. 5/2008, following a communication received from Credit Suisse Group AG, with registered office at Paradeplatz 8, Postfach, CH-8070 Zurich, Switzerland.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.